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                                EXHIBIT B-1



Arthur Schmidt & Associates,Inc. For:AUTOMATIC DATA PROCESSING,INC
342 Madison Avenue                      (NYSE:AUD)
New York, New York 10173
Tel: (212) 953-5555
Fax: (212) 953-5554

FOR IMMEDIATE RELEASE

ADP ACQUIRES CONTROL OF GSI


     ROSELAND, NJ, Oct. 27, 1995 -- Automatic Data Processing, Inc. has acquired control of GSI, a leading computer services company based in Paris, France. ADP now controls over 80% of the shares of GSI and expects to complete the purchase of close to 100% of GSI by the January 15, 1996 end of the ongoing shareholder tender.

     As previously announced on August 31, 1995, ADP agreed to acquire for cash all of the outstanding shares of GSI for a total price of FF 2.3 billion (approximately US $460 million).

     GSI's revenues are in excess of FF 2 billion (US $400 million), and the company has over 3,000 employees, with operations in France, Germany, Italy, Spain, Switzerland and the
United Kingdom.

     Josh S. Weston, chairman and chief executive officer of ADP, said, "With the acquisition of GSI, we will now be positioned to become the leader of payroll and human resource information services in Europe."

     ADP, with $3 billion in revenue and 350,000 clients, is one of the largest independent computing services firms in the world.

#MDS#JMC#


The information and opinions contained in this release have been furnished and approved by Automatic Data Processing, Inc. We are retained by them as investor relations counsel.